Exhibit 99.1

Kenon Holdings Ltd. Announces Collar Transaction relating to Approximately 2% of the
Shares in OPC Energy Ltd.

Singapore, May 28, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that it has entered into a collar transaction (the “Collar Transaction”) with an investment bank (the “Collar Counterparty”) relating to 6,000,000 ordinary shares of OPC Energy Ltd. (“OPC”), representing approximately 2% of OPC’s outstanding shares, owned by Kenon.

The Collar Transaction enhances Kenon’s financial flexibility: preserving a significant amount of the upside of the shares through the transaction while limiting downside; while initially unfunded, allowing Kenon to obtain attractive financing; no obligation to pay any premium or fee to the Collar Counterparty in consideration of entering into the Collar Transaction; and may be settled in cash or shares, at Kenon’s election.

Prior to the Collar Transaction, Kenon held approximately 142,000,000 shares in OPC, representing approximately 46% of OPC’s outstanding shares.

The Collar Transaction involves the purchase of a put option from the Collar Counterparty and the sale of a call option with a higher strike price to the Collar Counterparty, with a reference price, for purposes of determining the strike prices, of the U.S. Dollar equivalent of NIS 124 (the “Reference Price”). Kenon is not obliged to pay any premium or fee to the Collar Counterparty in consideration of entering into the Collar Transaction. The Collar Transaction has a 3-year term, with settlement either in cash or, at Kenon’s election, OPC shares.  Kenon will transfer the Collar Shares as collateral to the Collar Counterparty in connection with the Collar Transaction.  Under the terms of the Collar Transaction, Kenon will not receive proceeds unless and until the options are exercised at maturity, except pursuant to the borrowing election described below. According to the terms of the Collar Transaction, by default the transferred shares should be returned to Kenon in installments, on several settlement dates specified in the terms of the Collar Transaction, after approximately 2.5 years until 3.5 years following inception, all subject to the terms of the Collar Transaction (which also include provisions for, among other things, early termination of the Collar Transaction, in whole or in part, as well as the making of adjustments to terms of the Collar Transaction, the manner in which settlement is being carried out, or the manner of its termination under certain circumstances).

The Collar Transaction provides a potential source of liquidity to Kenon as the Collar Transaction allows Kenon, in certain circumstances, to elect to borrow against the Collar Transaction under the terms thereof.  The Collar Transaction also allows Kenon to retain exposure to potential upside in the Collar Shares up to the call strike price, while limiting the impact of potential decline in the share price with respect to the Collar Shares.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Collar Transaction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the Collar Transaction, including risks relating to future trading prices of OPC shares and impact on the outcome of the Collar Transaction and amounts that Kenon may be able to borrow in connection with the Collar Transaction and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

The Collar Shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of that act.